OSISKO REPORTS Q2 2023 RESULTS

Strong cash margin of $56.2 million

and operating cash flows of $47.4 million

Montréal, August 9, 2023 - Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2023. Amounts presented are in Canadian dollars, except where otherwise noted.

Highlights - Second Quarter of 2023

  24,645 GEOs1 earned, an increase of 11% over the second quarter of 2022 (Q2 2022 - 22,243);
  Revenues from royalties and streams of $60.5 million (Q2 2022 - $51.5 million);
  Cash flows generated by operating activities2 of $47.4 million (Q2 2022 - $35.0 million);
  Cash margin3 of $56.2 million or 93% (Q2 2022 - $47.8 million or 93%);
  Net earnings2 of $18.0 million, $0.10 per basic share (Q2 2022 - $18.1 million, $0.10 per basic share);
  Adjusted earnings3 of $32.6 million, $0.18 per basic share (Q2 2022 - $25.7 million, $0.14 per basic share);
  Publication of the 2023 Asset Handbook and third edition of the Company's sustainability report, Growing Responsibly;
  Closing of the CSA silver and copper streams by Osisko Bermuda Limited for US$150.0 million;
  Amendment of the Gibraltar silver stream for US$10.25 million; and
  Declaration of a quarterly dividend of $0.06 per common share, an increase of 9% over the previous quarter, paid on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

Paul Martin, Interim CEO of Osisko commented: "Despite challenges faced by our operating partners who were temporarily impacted by the wildfires in northern Ontario and Québec, Osisko delivered a solid second quarter. As we head into the second half of the year, we are well positioned to meet our 2023 guidance. Osisko remained very active on the corporate development front in the second quarter, having closed the CSA transaction, including the full copper stream which comes into effect in June 2024, and the announced increase to our silver stream at Taseko's Gibraltar mine. Following the quarter, the Company announced the acquisition of copper and gold royalties at Hot Chili's Costa Fuego project".

Subsequent to June 30, 2023

  Closing of the gold and copper royalty investment in relation to the Costa Fuego Project; and
  Declaration of a quarterly dividend of $0.06 per common share payable on October 16, 2023 to shareholders of record as of the close of business on September 29, 2023.

Q2 2023 RESULTS CONFERENCE CALL AND WEBCAST DETAILS

Osisko provides notice of its second quarter 2023 results conference call and webcast details.

Results Release:	Wednesday, August 9th, 2023 after market close

Conference Call:	Thursday, August 10th, 2023 at 10:00 am ET

Dial-in Numbers (option 1):	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 63806714

Webcast link (option 2):	https://viavid.webcasts.com/starthere.jsp?ei=1627532&tp_key=ca8800f4ff

Replay (available until Sunday, September 10th at 11:59 pm ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 806714#

Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Gold(i)	$1,976	$1,871	$1,932	$1,874
Silver(ii)	$24.13	$22.60	$23.31	$23.32

Exchange rate (US$/Can$)(iii)	1.3428	1.2768	1.3477	1.2715

(i) The London Bullion Market Association's PM price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) From continuing operations

(3) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage), (ii) adjusted earnings  and (iii) adjusted earnings per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from continuing operations less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from continuing operations.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$

Royalty interests
Revenues	39,323	34,583	78,501	69,572
Less: cost of sales (excluding depletion)	(205)	(188)	(340)	(282)
Cash margin (in dollars)	39,118	34,395	78,161	69,290

Depletion	(5,610)	(6,202)	(12,458)	(13,057)
Gross profit	33,508	28,193	65,703	56,233

Stream interests
Revenues	21,177	16,962	41,586	32,662
Less: cost of sales (excluding depletion)	(4,055)	(3,568)	(7,961)	(6,655)
Cash margin (in dollars)	17,122	13,394	33,625	26,007

Depletion	(7,357)	(5,649)	(14,004)	(10,092)
Gross profit	9,765	7,745	19,621	15,915

Royalty and stream interests Total cash margin (in dollars)	56,240	47,789	111,786	95,297
Divided by: total revenues	60,500	51,545	120,087	102,234
Cash margin (in percentage of revenues)	93.0%	92.7%	93.1%	93.2%

Total - Gross profit	43,273	35,938	85,324	72,148

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	17,961	18,059	38,809	34,863

Adjustments:
Impairment of royalty interests	6,629	-	6,629	-
Expected credit loss on other investments	19,860	384	20,131	904
Foreign exchange loss (gain)	9	(7,593)	25	(8,469)
Unrealized net loss on investments	4,066	5,574	1,969	11,414
Share of (income) loss of associates	(19,167)	1,078	(13,022)	(1,526)
Deferred income tax expense	3,270	8,214	10,730	13,373

Adjusted earnings	32,628	25,716	65,271	50,559

Weighted average number of common shares outstanding (000's)	185,302	185,316	184,990	176,182

Adjusted earnings per basic share	0.18	0.14	0.35	0.29

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at June 30, 2023 and December 31, 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2023	2022
	$	$

Assets
Current assets
Cash	70,033	90,548
Short-term investments	3,732	-
Amounts receivable	5,505	11,700
Other assets	4,619	2,546
	83,889	104,794

Non-current assets
Investments in associates	324,411	319,763
Other investments	116,108	73,504
Royalty, stream and other interests	1,546,181	1,378,253
Goodwill	111,204	111,204
Other assets	9,335	8,783
	2,191,128	1,996,301

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,626	6,825
Dividends payable	11,103	10,121
Lease liabilities	1,112	921
	18,841	17,867

Non-current liabilities
Lease liabilities	7,420	6,701
Long-term debt	319,650	147,950
Deferred income taxes	97,120	86,572
	443,031	259,090

Equity
Share capital	2,092,786	2,076,070
Contributed surplus	76,029	77,295
Accumulated other comprehensive income	26,963	47,435
Deficit	(447,681)	(463,589)
	1,748,097	1,737,211
	2,191,128	1,996,301

Osisko Gold Royalties Ltd Consolidated Statements of Income For the three and six months ended June 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$

Revenues	60,500	51,545	120,087	102,234

Cost of sales	(4,260)	(3,756)	(8,301)	(6,937)
Depletion	(12,967)	(11,851)	(26,462)	(23,149)
Gross profit	43,273	35,938	85,324	72,148

Other operating expenses
General and administrative	(7,308)	(4,940)	(13,517)	(9,776)
Business development	(1,297)	(1,260)	(2,793)	(2,681)
Impairment of royalty interests	(6,629)	-	(6,629)	-
Operating income	28,039	29,738	62,385	59,691
Interest income	2,170	1,858	4,233	2,966
Finance costs	(3,445)	(5,543)	(6,315)	(11,469)
Foreign exchange (loss) gain	(172)	7,711	(153)	8,529
Share of income (loss) of associates	19,167	(1,078)	13,022	1,526
Other losses, net	(23,926)	(5,958)	(22,100)	(12,318)
Earnings before income taxes	21,833	26,728	51,072	48,925
Income tax expense	(3,872)	(8,669)	(12,263)	(14,062)
Net earnings from continuing operations	17,961	18,059	38,809	34,863
Net loss from discontinued operations	-	(1,487)	-	(23,820)
Net earnings	17,961	16,572	38,809	11,043

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	17,961	17,159	38,809	17,485
Non-controlling interests	-	(587)	-	(6,442)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022
	$	$	$	$

Operating activities
Net earnings from continuing operations	17,961	18,059	38,809	34,863
Adjustments for:
Share-based compensation	2,868	1,208	5,157	2,958
Depletion and amortization	13,271	12,112	27,025	23,685
Impairment of royalty interests	6,629	-	6,629	-
Expected credit losses of other investments	19,860	384	20,131	904
Finance costs	124	1,804	247	3,502
Share of (income) loss of associates	(19,167)	1,078	(13,022)	(1,526)
Net gain on acquisition of investments	-	(48)	-	(48)
Change in fair value of financial assets at fair value through profit and loss	1,009	7,118	3,754	15,066
Net gain on dilution of investments	-	(1,544)	(4,842)	(3,604)
Loss on the deemed disposal of an associate	3,057	-	3,057	-
Foreign exchange loss (gain)	9	(7,593)	25	(8,469)
Deferred income tax expense	3,270	8,214	10,730	13,373
Other	323	78	236	58
Net cash flows provided by operating activities before changes in non-cash working capital items	49,214	40,870	97,936	80,762
Changes in non-cash working capital items	(1,822)	(5,905)	(5,094)	(5,290)
Net operating cash flows provided by continuing operations	47,392	34,965	92,842	75,472
Net operating cash flows used by discontinued operations	-	(35,189)	-	(52,086)
Net cash flows provided (used) by operating activities	47,392	(224)	92,842	23,386

Investing activities
Acquisitions of short-term investments	(2,154)	-	(3,797)	-
Acquisitions of investments	(53,008)	(384)	(53,279)	(6,680)
Proceeds on disposal of investments	6	2,960	6	2,960
Acquisitions of royalty and stream interests	(212,762)	-	(212,762)	(9,290)
Other	(6)	(3)	(6)	(3)
Net investing cash flows (used) provided by continuing operations	(267,924)	2,573	(269,838)	(13,013)
Net investing cash flows used by discontinued operations	-	(97,759)	-	(94,445)
Net cash flows used in investing activities	(267,924)	(95,186)	(269,838)	(107,458)

Financing activities
Bought deal equity financing	-	-	-	311,962
Share issue costs	-	(1,125)	-	(13,941)
Increase in long-term debt	186,909	-	186,909	-
Repayment of long-term debt, net of discount on banker's acceptances	-	(113,120)	(13,463)	(113,120)
Exercise of share options and shares issued under the share purchase plan	1,662	312	10,562	934
Normal course issuer bid purchase of common shares	-	-	-	(4,879)
Dividends paid	(9,292)	(9,755)	(19,045)	(18,478)
Withholding taxes on settlement of restricted and deferred share units	(3,893)	(1,800)	(4,349)	(2,224)
Other	(234)	(217)	(446)	(431)
Net financing cash flows provided (used) by continuing operations	175,152	(125,705)	160,168	159,823
Net financing cash flows provided by discontinued operations	-	210,225	-	247,362
Net cash flows provided by financing activities	175,152	84,520	160,168	407,185

(Decrease) increase in cash before effects of exchange rate changes on cash	(45,380)	(10,890)	(16,828)	323,113
Effects of exchange rate changes on cash
Continuing operations	(3,671)	8,500	(3,687)	8,408
Discontinued operations	-	2,223	-	2,064
(Decrease) increase in cash	(49,051)	(167)	(20,515)	333,585
Cash - beginning of period	119,084	449,450	90,548	115,698
Cash - end of period	70,033	449,283	70,033	449,283